Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178333 and

Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 19

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 19 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012, Prospectus Supplement No. 6 dated April 13, 2012, Prospectus Supplement No. 7 dated April 24, 2012, Prospectus Supplement No. 8 dated May 7, 2012, Prospectus Supplement No. 9 dated May 9, 2012, Prospectus Supplement No. 10 dated June 7, 2012, Prospectus Supplement No. 11 dated July 6, 2012 and Prospectus Supplement No. 12 dated July 18, 2012, Prospectus Supplement No. 13 dated July 27, 2012, Prospectus Supplement No. 14 dated August 2, 2012, Prospectus Supplement No. 15 dated August 7, 2012, Prospectus Supplement No. 16 dated August 28, 2012, Prospectus Supplement No. 17 dated September 17, 2012 and Prospectus Supplement No. 18 dated October 29, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated November 2, 2012, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 2, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2012

HORIZON LINES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 29, 2012, Horizon Lines, Inc. issued a press release announcing its financial results for the third fiscal quarter ended September 23, 2012. A copy of the press release is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

The disclosure under Item 2.02 of this Current Report on Form 8-K is incorporated herein by reference.

The information under Items 2.02 and 7.01 and in Exhibit 99.1 in this Form 8-K is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SAFE HARBOR STATEMENT

The information contained in this Current Report on Form 8-K (including the exhibits hereto) should be read in conjunction with our filings made with the Securities and Exchange Commission. This Current Report on Form 8-K (including the exhibit hereto) contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risk and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include: volatility in fuel prices; decreases in shipping volumes; our ability to maintain adequate liquidity to operate our business; our ability to make interest payments on our outstanding indebtedness; work stoppages, strikes and other adverse union actions; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; government investigations and legal proceedings; suspension or debarment by the federal government; compliance with safety and environmental protection and other governmental requirements; failure to comply with the terms of our probation; increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United

States, also known as the Jones Act; catastrophic losses and other liabilities; the successful start-up of any Jones-Act competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this Form 8-K might not occur. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

See the section entitled “Risk Factors” in our Form 10-K for the fiscal year ended December 25, 2011, as filed with the SEC for a more complete discussion of the above mentioned risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

NON-GAAP FINANCIAL MEASURES

Item 2.02 and 7.01, and Exhibit 99.1 hereto, contain the following financial measures: adjusted net income, adjusted net income per share, adjusted operating income, as well as EBITDA and adjusted EBITDA. These are non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

We use adjusted net income, adjusted net income per share and adjusted operating income to exclude certain items to provide a useful measure of our operations without the impact of significant special items. We define EBITDA as net income plus net interest expense, income taxes, depreciation and amortization and adjusted EBITDA as net income plus net interest expense, income taxes, depreciation and amortization adjusted to exclude unusual items.

We believe that these non-GAAP financial measures provide information that is useful to our investors. We believe that this information is helpful in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportional positive or negative impact on our results of operations in any particular period. Additionally, we use these non-GAAP measures to evaluate our past performance and prospects for future performance. We also utilize certain of these measures to compensate certain of our management personnel.

We believe that EBITDA is a meaningful measure for investors as EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance and EBITDA is a measure used by our management team to make day-to-day operating decisions.

We also use a non-GAAP net income measure on a per share basis. We believe that it is important to provide per share information, in addition to absolute dollar measures, when describing our business, including when presenting non-GAAP measures.

We use adjusted financial measures to exclude certain items in order to illustrate the affect of those items on our financial performance. Adjusted financial measures are the measures used by management to compare operating results and to evaluate operating performance.

The financial measures adjusted net income, adjusted net income per share, adjusted operating income, as well as EBITDA and adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income or earnings per share as a measure of earnings, as they do not consider certain cash requirements such as dividend payments and debt service requirements. Because all companies do not use identical calculations, these presentations of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

Reconciliations of the non-GAAP measures to the most directly comparable GAAP measures are provided in the press release filed as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of Horizon Lines, Inc. dated October 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.
(Registrant)

Date: November 2, 2012	By:	/s/ Michael T. Avara
Michael T. Avara
Executive Vice President and
Chief Financial Counsel

Exhibit Index

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of Horizon Lines, Inc. dated October 29, 2012.

Exhibit 99.1

PRESS RELEASE

For information contact:

Jim Storey

704.973.7107

jstorey@horizonlines.com

HORIZON LINES REPORTS THIRD-QUARTER FINANCIAL RESULTS

Volume Improves 3.4% and Rate, Net of Fuel, Rises 2.9% from a Year Ago

CHARLOTTE, NC, October 29, 2012 – Horizon Lines, Inc. (OTCQB: HRZL) today reported financial results for the fiscal third quarter ended September 23, 2012.

Financial results are presented on a continuing operations basis, excluding the previously discontinued trans-Pacific FSX service and logistics operations.

Comparison of GAAP and Non-GAAP Results from Continuing Operations	Quarter Ended
(in millions, except per share data)*	9/23/2012	9/25/2011
GAAP:
Operating revenue	$279.6	$267.6
Net income (loss)	$1.4	$(111.7)
Net income (loss) per diluted share	$0.02	$(90.36)
Non-GAAP:*
EBITDA	$26.4	$(85.3)
Adjusted EBITDA	$27.0	$33.0
Adjusted net income	$2.3	$6.1
Adjusted net income per diluted share	$0.03	$4.93

*	See attached schedules for reconciliation of third-quarter 2012 and 2011 reported GAAP results to Non-GAAP results. Per-share amounts reflect the weighted average of 90.7 million fully diluted shares outstanding for the 2012 third quarter, compared with 1.2 million shares for the 2011 period.

“Horizon Lines generated a 3.4% improvement in container volume and a 2.9% increase in container revenue, net of fuel surcharges, for the third quarter, relative to the same period a year ago,” said Sam Woodward, President and Chief Executive Officer. “Volume increases in Hawaii and Alaska offset volume weakness in Puerto Rico. However, third-quarter adjusted EBITDA of $27.0 million declined by $6.0 million from a year ago, largely due to $4.6 million of incremental transit and crew costs associated with dry-docking three Puerto Rico vessels in China. We are doing this to facilitate extensive maintenance and high-quality enhancements in the most cost-efficient manner possible in order to improve vessel reliability and service integrity in Puerto Rico.

Horizon Lines 3rd Quarter 2012	Page 2 of 11

“Excluding these incremental dry-dock transit and crew costs, the remaining adjusted EBITDA shortfall of $1.4 million reflects a decline in non-transportation revenue, as well as increased maintenance, terminal operations, vessel operating and overhead costs, primarily due to contractual rate increases, port security fees and higher container volumes,” Mr. Woodward said. “These negative variances were partially offset by increased volume, associated improved fuel-cost recovery and modest container rate improvements.”

Reviewing each trade lane, Alaska’s seasonally strong summer business benefited from increased northbound automobile shipments and southbound seafood volume. Hawaii’s positive volume trend continued during the quarter, driven in part by stronger tourism. Puerto Rico revenue container loads contracted on lower volume. Reduced shipments in Puerto Rico were partially offset by stabilizing container rates and increased refrigerated cargo volume relative to a year ago.

Third-Quarter 2012 Financial Highlights

•

Volume, Rate & Fuel Cost – Container volume for the 2012 third quarter totaled 61,514 revenue loads, up 3.4% from 59,518 loads for the same period a year ago. Unit revenue per container totaled $4,245 in the 2012 third quarter, compared with $4,171 in 2011. Unit revenue per container, net of fuel surcharges, was $3,218, up 2.9% from $3,127 a year ago. Vessel fuel costs averaged $649 per metric ton in the third quarter, down 1.4% from the average price of $658 per ton for the same quarter in 2011.

•

Operating Revenue – Third-quarter operating revenue from continuing operations increased 4.5% to $279.6 million from $267.6 million a year ago. The factors driving the $12.0 million revenue improvement were: a $6.3 million gain in volume; a $5.6 million increase from higher container revenue rates; and a $0.7 million rise from fuel surcharges. These increases were partially offset by a $0.6 million decline in non-transportation services revenue.

•

Operating Income – GAAP operating income from continuing operations for the 2012 third quarter totaled $13.2 million, compared with an operating loss of $99.7 million a year ago. GAAP operating income for the 2012 third quarter includes costs of $0.5 million for antitrust-related legal expenses, severance and refinancing costs. The GAAP operating loss for the 2011 third quarter includes a $117.5 million goodwill impairment charge and $0.8 million for antitrust-related legal expenses and employee severance (see reconciliation tables for specific line-item amounts). Adjusting for these items, third-quarter 2012 adjusted operating income totaled $13.7 million, compared with $18.6 million a year ago.

•

EBITDA – EBITDA from continuing operations totaled $26.4 million for the 2012 third quarter, compared with a negative $85.3 million for the same period a year ago. Adjusted EBITDA from continuing operations for the third quarter of 2012 was $27.0 million, compared with $33.0 million for 2011. EBITDA and adjusted EBITDA for the 2012 and 2011 third quarters were impacted by the same factors affecting operating income. Additionally, 2012 adjusted EBITDA excludes a $0.3 million gain on marking

Horizon Lines 3rd Quarter 2012	Page 3 of 11

the conversion feature in the company’s convertible debt to fair value, as well as a $0.4 million loss on the conversion of debt to equity (see reconciliation tables for specific line item amounts).

•

Net Income – On a GAAP basis, third-quarter net income from continuing operations totaled $1.4 million, or $0.02 per diluted share on a weighted average of 90.7 million fully diluted shares outstanding. This compares with a 2011 third-quarter net loss from continuing operations of $111.7 million, or $90.36 per share on 1.2 million weighted average shares outstanding. On an adjusted basis, 2012 third-quarter net income from continuing operations totaled $2.3 million, or $0.03 per fully diluted share, compared with net income of $6.1 million, or $4.93 per fully diluted share, a year ago. Adjusted net income for the 2012 and 2011 third quarters reflects the same items impacting adjusted EBITDA in each period. Additionally, adjusted net income for both periods excludes the non-cash accretion of antitrust-related legal settlements and includes the tax impact of the adjustments (see reconciliation tables for specific line item amounts).

•

Nine-Month Results – For the fiscal 2012 nine-month period, operating revenue from continuing operations increased 6.8% to $813.9 million from $762.1 million for the same period in 2011. EBITDA from continuing operations totaled $31.4 million, compared with negative $47.3 million a year ago. Nine-month 2012 adjusted EBITDA totaled $53.0 million, compared with $63.2 million for the same period in 2011. Net incremental costs for the 2012 period, including transit and crew costs associated with vessels being dry-docked in China, negatively impacted 2012 nine-month adjusted EBITDA by approximately $10.3 million. Nine-month adjusted EBITDA for 2012 excludes net costs totaling $21.6 million, comprised of $3.2 million for severance, antitrust-related legal expenses and equipment impairment, as well as an $18.4 million primarily non-cash net loss that reflects a $37.8 million loss on the conversion of debt to equity, partially offset by a $19.4 million gain from marking the conversion feature in the company’s convertible debt to fair value. Adjusted EBITDA for the 2011 nine-month period excludes $120.3 million in goodwill and equipment impairment charges, an $18.2 million expense reversal related to net legal settlement reductions, and charges of $8.4 million for antitrust-related legal expenses, severance and refinancing costs (see reconciliation tables for specific line-item amounts). The net loss from continuing operations for the 2012 nine-month period totaled $56.5 million, or $2.98 per share on 18.9 million weighted average shares outstanding, compared with a net loss from continuing operations of $127.4 million, or $103.24 per share on 1.2 million weighted average shares outstanding, for the prior year. The adjusted net loss from continuing operations for the 2012 nine-month period totaled $33.5 million, or $1.77 per share, compared with an adjusted net loss from continuing operations of $17.3 million, or $13.99 per share, for the comparable year-ago period.

•

Shares Outstanding – The company had a weighted daily average of 33.6 million basic and 90.7 million fully diluted shares outstanding for the third quarter of 2012, and 18.9 million basic and fully diluted shares for the first nine months of the year. This compares with a weighted average of 1.2 million basic and fully diluted shares outstanding for corresponding periods a year ago. Shares outstanding reflect the

Horizon Lines 3rd Quarter 2012	Page 4 of 11

previously disclosed financial restructuring and 1-for-25 reverse stock split in the fourth quarter of 2011, a mandatory debt-for-equity exchange in the first quarter of 2012, and a further financial restructuring in the second quarter of 2012. At October 24, 2012, the equivalent of 91.8 million fully diluted shares of the company’s stock were outstanding, consisting of 34.4 million shares of common stock and warrants convertible into 57.4 million shares of common stock.

•

Liquidity, Credit Facility Compliance & Debt Structure – Based on accounts receivable outstanding as of September 23, 2012, the company had total liquidity of $46.3 million, consisting of $18.9 million of asset-based loan (“ABL”) borrowing availability and $27.4 million in cash. Outstanding debt totaled $432.9 million, consisting of: $223.9 million of 11.00% first-lien senior secured notes due October 15, 2016; $157.8 million of second-lien senior secured notes due October 15, 2016, bearing interest at 15.00%, being paid in kind with additional second-lien secured notes; and $42.5 million drawn on the ABL facility, bearing interest at a weighted average of 4.18%. Also remaining outstanding were $2.7 million of 6.00% convertible secured notes due April 15, 2017, and a $6.0 million capital lease. The company’s weighted average interest rate for funded debt was 11.8%. Availability under the ABL facility is based on a percentage of eligible accounts receivable and customary reserves, with a maximum of $100.0 million. Letters of credit issued against the ABL facility totaled $17.1 million at September 23, 2012.

Please see attached schedules for the reconciliation of third-quarter and nine-month 2012 and 2011 reported GAAP results and Non-GAAP adjusted results.

Outlook

For the full fiscal year, container volumes are projected to increase slightly from 2011 levels, due to modestly improving economic conditions and consumer sentiment in certain of the company’s markets. Container rates, net of fuel surcharges, are expected to rise slightly, mitigating much of the contractual rate increases the company is incurring this year from its vessel union partners, transportation service providers and for other marine services. During 2011, many of the company’s union partners and transportation service providers reduced or maintained rate levels to assist the company in its cost-savings initiatives, which included a reduction in non-union workforce.

Fuel prices are projected to remain at historically high levels, averaging $700 per ton in the fourth quarter and $690-$695 per ton for the full year.

The company expects cash flow from operations and available cash will be adequate to meet liquidity needs over the next 12 months, and projects total liquidity to approximate $40 million at the end of the current fiscal year.

Use of Non-GAAP Measures

Horizon Lines reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). The company also believes that the presentation of certain

Horizon Lines 3rd Quarter 2012	Page 5 of 11

non-GAAP measures, i.e., EBITDA and results excluding certain costs and expenses, provides useful information for the understanding of its ongoing operations and enables investors to focus on period-over-period operating performance without the impact of significant special items. The company further feels these non-GAAP measures enhance the user’s overall understanding of the company’s current financial performance relative to past performance and provide a better baseline for modeling future earnings expectations. Non-GAAP measures are reconciled in the financial tables accompanying this news release. The company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the company’s reported GAAP results.

About Horizon Lines

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. The company maintains a fleet of 15 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico. A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

Forward Looking Statements

The information contained in this press release should be read in conjunction with our filings made with the Securities and Exchange Commission. This press release contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “believe,” “anticipate,” “plan,” “targets,” “projects,” “will,” “expect,” “would,” “could,” “should,” “may,” and similar expressions or phrases identify forward-looking statements.

Factors that may cause expected results or anticipated events or circumstances discussed in this press release to not occur or to differ from expected results include: volatility in fuel prices; decreases in shipping volumes; our ability to maintain adequate liquidity to operate our business; our ability to make interest payments on our outstanding indebtedness; work stoppages, strikes and other adverse union actions; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; government investigations and legal proceedings; suspension or debarment by the federal government; compliance with safety and environmental protection and other governmental requirements; failure to comply with the terms of our probation; increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; catastrophic losses and other liabilities; the successful start-up of any Jones-Act

Horizon Lines 3rd Quarter 2012	Page 6 of 11

competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release might not occur. The forward-looking statements included in the press release are made only as of the date they are made and the company undertakes no obligation to update any such statements, except as otherwise required by applicable law. See the section entitled “Risk Factors” in our 2011 Form 10-K filed with the SEC on April 10, 2012, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences.

(tables follow)

Horizon Lines 3rd Quarter 2012	Page 7 of 11

Horizon Lines, Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share data)

	September 23, 2012	December 25, 2011
Assets
Current assets
Cash	$27,355	$21,147
Accounts receivable, net of allowance of $3,473 and $6,416 at September 23, 2012 and December 25, 2011, respectively	115,874	105,949
Materials and supplies	27,860	28,091
Deferred tax asset	4,685	10,608
Assets of discontinued operations	7,159	12,975
Other current assets	8,097	7,196

Total current assets	191,030	185,966
Property and equipment, net	159,391	167,145
Goodwill	198,793	198,793
Intangible assets, net	51,448	69,942
Other long-term assets	19,845	17,963

Total assets	$620,507	$639,809

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Accounts payable	$44,619	$31,683
Current portion of long-term debt, including capital lease	3,277	6,107
Accrued vessel rent	7,090	13,652
Current liabilities of discontinued operations	2,917	45,313
Other accrued liabilities	90,111	97,097

Total current liabilities	148,014	193,852
Long-term debt, including capital lease, net of current portion	429,395	509,741
Deferred rent	10,199	13,553
Deferred tax liability	4,609	10,702
Liabilities of discontinued operations	772	51,293
Other long-term liabilities	24,490	26,654

Total liabilities	617,479	805,795

Stockholders’ equity (deficiency)
Preferred stock, $.01 par value, 30,500 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value, 100,000 shares authorized, 34,168 shares issued and outstanding as of September 23, 2012 and 2,421 shares issued and 2,269 shares outstanding as of December 25, 2011	952	605
Treasury stock, 152 shares at cost as of December 25, 2011	—	(78,538)
Additional paid in capital	380,328	213,135
Accumulated deficit	(379,983)	(303,260)
Accumulated other comprehensive income	1,731	2,072

Total stockholders’ equity (deficiency)	3,028	(165,986)

Total liabilities and stockholders’ equity (deficiency)	$620,507	$639,809

Horizon Lines 3rd Quarter 2012	Page 8 of 11

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Quarter Ended		Nine Months Ended
	September 23, 2012	September 25, 2011	September 23, 2012	September 25, 2011
Operating revenue	$279,604	$267,629	$813,898	$762,080
Operating expense:
Vessel	83,850	77,814	264,718	231,547
Marine	53,832	47,570	156,176	143,073
Inland	46,902	45,664	140,228	132,599
Land	38,069	35,422	111,557	106,196
Rolling stock rent	10,875	10,306	31,542	30,400

Cost of services (excluding depreciation expense)	233,528	216,776	704,221	643,815
Depreciation and amortization	9,319	10,533	30,116	32,357
Amortization of vessel dry-docking	3,954	3,732	10,589	11,871
Selling, general and administrative	19,447	19,017	60,492	62,721
Goodwill impairment	—	117,506	—	117,506
Impairment charge	—	—	257	2,818
Legal settlements	—	—	—	(18,202)
Miscellaneous expense (income), net	134	(268)	51	130

Total operating expense	266,382	367,296	805,726	853,016
Operating income (loss)	13,222	(99,667)	8,172	(90,936)
Other expense:
Interest expense, net	13,808	13,418	49,036	37,044
Loss on conversion/modification of debt	368	30	36,789	633
Gain on change in value of debt conversion features	(255)	—	(19,385)	—
Other expense (income), net	8	(91)	32	(70)

Loss from continuing operations before income tax benefit	(707)	(113,024)	(58,300)	(128,543)
Income tax benefit	(2,150)	(1,339)	(1,805)	(1,143)

Net income (loss) from continuing operations	1,443	(111,685)	(56,495)	(127,400)
Net income (loss) from discontinued operations	414	(14,682)	(20,228)	(38,454)

Net income (loss)	$1,857	$(126,367)	$(76,723)	$(165,854)

Basic net income (loss) per share:
Continuing operations	$0.05	$(90.36)	$(2.98)	$(103.24)
Discontinued operations	0.01	(11.88)	(1.07)	(31.16)

Basic net income (loss) per share	$0.06	$(102.24)	$(4.05)	$(134.40)

Diluted net income (loss) per share:
Continuing operations	$0.02	$(90.36)	$(2.98)	$(103.24)
Discontinued operations	0.00	(11.88)	(1.07)	(31.16)

Diluted net income (loss) per share	$0.02	$(102.24)	$(4.05)	$(134.40)

Number of weighted average shares used in calculation:
Basic	33,642	1,236	18,943	1,234
Diluted	90,745	1,236	18,943	1,234

Horizon Lines 3rd Quarter 2012	Page 9 of 11

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Nine Months Ended
	September 23, 2012	September 25, 2011
Cash flows from operating activities:
Net loss from continuing operations	$(56,495)	$(127,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16,015	17,118
Amortization of other intangible assets	14,101	15,239
Amortization of vessel dry-docking	10,589	11,871
Amortization of deferred financing costs	1,977	3,167
Goodwill impairment	—	117,506
Gain on change in value of conversion features	(19,385)	—
Impairment charge	257	2,818
Legal settlements	—	(18,202)
Loss on conversion/modification of debt	36,789	633
Deferred income taxes	(170)	1,244
Gain on equipment disposals	(170)	(814)
Stock-based compensation	1,274	582
Payment-in-kind interest expense	14,946	—
Accretion of interest on convertible notes	3,963	8,732
Accretion of interest on legal settlements	1,543	547
Changes in operating assets and liabilities:
Accounts receivable	(9,988)	(19,139)
Materials and supplies	153	94
Other current assets	(902)	(501)
Accounts payable	12,937	(7,181)
Accrued liabilities	8,515	(10,120)
Vessel rent	(9,918)	1,623
Vessel dry-docking payments	(14,578)	(8,038)
Accrued legal settlements	(5,500)	(2,768)
Other assets/liabilities	128	(869)

Net cash provided by (used in) operating activities from continuing operations	6,081	(13,858)
Net cash used in operating activities from discontinued operations	(23,875)	(38,736)

Cash flows from investing activities:
Purchases of property and equipment	(9,511)	(9,527)
Proceeds from the sale of property and equipment	1,407	2,111

Net cash used in investing activities from continuing operations	(8,104)	(7,416)
Net cash used in investing activities from discontinued operations	—	(544)

Cash flows from financing activities:
Borrowing under ABL facility	42,500	—
Borrowing under revolving credit facility	—	104,500
Borrowing under bridge loan	—	14,657
Payments on revolving credit facility	—	(14,500)
Payments on long-term debt	(3,359)	(14,063)
Payments of financing costs	(5,679)	(17,934)
Payments on capital lease obligations	(1,356)	(1,201)

Net cash provided by financing activities	32,106	71,459

Net increase in cash from continuing operations	30,083	50,185
Net decrease in cash from discontinued operations	(23,875)	(39,280)

Net increase in cash	6,208	10,905
Cash at beginning of period	21,147	2,751

Cash at end of period	$27,355	$13,656

Supplemental disclosure of non-cash financing activity:
Second lien notes issued to SFL	$40,000	$—
Conversion of debt to equity	$283,278	$—
Notes issued as payment-in-kind	$15,730	$—

Horizon Lines 3rd Quarter 2012	Page 10 of 11

Horizon Lines, Inc.

Adjusted Operating Income Reconciliation

(in thousands)

	Quarter Ended September 23, 2012	Quarter Ended September 25, 2011	Nine Months Ended September 23, 2012	Nine Months Ended September 25, 2011
Operating Income (Loss)	$13,222	$(99,667)	$8,172	$(90,936)
Adjustments:
Antitrust Legal Expenses	234	678	1,418	3,805
Union/Other Severance	234	101	1,513	3,047
Refinancing Costs	23	—	972	905
Goodwill Impairment	—	117,506	—	117,506
Impairment Charge	—	—	257	2,818
Legal Settlements	—	—	—	(18,202)

Total Adjustments	491	118,285	4,160	109,879
Adjusted Operating Income	$13,713	$18,618	$12,332	$18,943

Horizon Lines, Inc.

Adjusted Net Income (Loss) Reconciliation

(in thousands)

	Quarter Ended September 23, 2012	Quarter Ended September 25, 2011	Nine Months Ended September 23, 2012	Nine Months Ended September 25, 2011
Net Income (Loss)	$1,857	$(126,367)	$(76,723)	$(165,854)
Net Income (Loss) from Discontinued Operations	414	(14,682)	(20,228)	(38,454)

Net Income (Loss) Income from Continuing Operations	1,443	(111,685)	(56,495)	(127,400)
Adjustments:
Accretion of Legal Settlements	421	263	1,543	547
Loss on Conversion/Modification of Debt/Other Refinancing Costs	391	30	37,761	1,538
Antitrust Legal Expenses	234	678	1,418	3,805
Union/Other Severance	234	101	1,513	3,047
Gain on Change in Value of Debt Conversion Features	(255)	—	(19,385)	—
Goodwill Impairment	—	117,506	—	117,506
Impairment Charge	—	—	257	2,818
Legal Settlements	—	—	—	(18,202)
Tax Impact of Adjustments	(152)	(797)	(152)	(924)

Total Adjustments	873	117,781	22,955	110,135
Adjusted Net Income (Loss) from Continuing Operations	$2,316	$6,096	$(33,540)	$(17,265)

Horizon Lines 3rd Quarter 2012	Page 11 of 11

Horizon Lines, Inc.

Adjusted Net Income (Loss) Per Share Reconciliation

	Quarter Ended September 23, 2012	Quarter Ended September 25, 2011	Nine Months Ended September 23, 2012	Nine Months Ended September 25, 2011
Net Income (Loss) Per Share	$0.02	$(102.24)	$(4.05)	$(134.40)
Net Income (Loss) Per Share from Discontinued Operations	—	(11.88)	(1.07)	(31.16)

Net Income (Loss) Per Share from Continuing Operations	0.02	(90.36)	(2.98)	(103.24)
Adjustments Per Share:
Accretion of Legal Settlements	0.01	0.21	0.08	0.44
Loss on Conversion/Modification of Debt/Other Refinancing Costs	—	0.02	1.99	1.25
Antitrust Legal Expenses	—	0.55	0.07	3.08
Union/Other Severance	—	0.08	0.08	2.47
Gain on Change in Value of Debt Conversion Features	—	—	(1.02)	—
Goodwill Impairment	—	95.07	—	95.23
Impairment Charge	—	—	0.01	2.28
Legal Settlements	—	—	—	(14.75)
Tax Impact of Adjustments	—	(0.64)	—	(0.75)

Total Adjustments	0.01	95.29	1.21	89.25
Adjusted Net Income (Loss) Per Share from Continuing Operations	$0.03	$4.93	$(1.77)	$(13.99)

Horizon Lines, Inc.

EBITDA and Adjusted EBITDA Reconciliation

(in thousands)

	Quarter Ended September 23, 2012	Quarter Ended September 25, 2011	Nine Months Ended September 23, 2012	Nine Months Ended September 25, 2011
Net Income (Loss)	$1,857	$(126,367)	$(76,723)	$(165,854)
Net Income (Loss) from Discontinued Operations	414	(14,682)	(20,228)	(38,454)

Net Income (Loss) from Continuing Operations	1,443	(111,685)	(56,495)	(127,400)
Interest Expense, Net	13,808	13,418	49,036	37,044
Tax Expense	(2,150)	(1,339)	(1,805)	(1,143)
Depreciation and Amortization	13,273	14,265	40,705	44,228

EBITDA	26,374	(85,341)	31,441	(47,271)
Loss on Conversion/Modification of Debt/Other Refinancing Costs	391	30	37,761	1,538
Antitrust Legal Expenses	234	678	1,418	3,805
Union/Other Severance	234	101	1,513	3,047
Gain on Change in Value of Debt Conversion Features	(255)	—	(19,385)	—
Goodwill Impairment	—	117,506	—	117,506
Impairment Charge	—	—	257	2,818
Legal Settlements	—	—	—	(18,202)

Adjusted EBITDA	$26,978	$32,974	$53,005	$63,241

Note: EBITDA is defined as net income plus net interest expense, income taxes, depreciation and amortization. We believe that EBITDA is a meaningful measure for investors as (i) EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance and (ii) EBITDA is a measure used by our management team to make day-to-day operating decisions. Adjusted EBITDA excludes certain charges in order to evaluate our operating performance, for making day-to-day operating decisions and when determining the payment of discretionary bonuses.

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